FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 000-33765

AIRMEDIA GROUP INC.

17/F, Sky Plaza,

No. 46 Dongzhimenwai Street

Dongcheng District

100027, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

AIRMEDIA GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

By:	/s/ Conor Chiahung Yang
Name:	Conor Chiahung Yang
Title:	Chief Financial Officer

Date: July 8, 2008

Exhibit 99.1

AirMedia to Acquire Advertising Business on Gate Bridges in Airports

Beijing, China – July 7, 2008 – AirMedia Group Inc. (Nasdaq: AMCN), the operator of the largest digital media network in China dedicated to air travel advertising, today announced that it has entered into definitive agreements to acquire 100% of the equity interest in Excel Lead International Limited, or Excel Lead, and 80% of the equity interest in Flying Dragon Media Advertising Co., Ltd., or Flying Dragon, which operate the advertising business on gate bridges in 10 airports in mainland China. The transactions will further expand AirMedia’s air travel advertising network to cover the advertising business on gate bridges in airports, and diversify its media resources to include billboard advertisements, which will help AirMedia to capture the growth opportunities in the air travel advertising sector in China. The transactions may also help AirMedia to win some new and important clients, which have customarily advertised through these media resources, and consequently enlarge AirMedia’s customer base.

Gate bridges in airports serve as the connections between boarding gates and airplanes, and are therefore the areas through which every air passenger must pass before and after they board the airplanes. Advertising on these gate bridges in airports is an attractive offering and has been well received by advertisers including international brand names.

Through the transactions, AirMedia will obtain the contractual concession rights to place advertisements on gate bridges located in 10 major airports in mainland China, including Terminals 1 and 2 of Beijing Capital International Airport and Guangzhou Baiyun International Airport. The acquisition of Excel Lead is expected to close in July 2008 first, subject to various customary closing conditions and three earnout closings by the end of 2008, 2009 and 2010, respectively. The transactions are expected to be accretive to AirMedia’s earnings per share on a non-GAAP basis starting in 2008.

Commenting on the transactions, Herman Man Guo, Chairman and CEO of AirMedia noted, “The transactions further solidify our leading position in China’s dynamic air travel advertising sector, and evidence our ability to make the strategic acquisition that may expand our network and provide a broader range of advertising opportunities to our clients. I believe that the transactions will allow us to further capture the attractive growth opportunities in China’s air travel advertising sector. We will continue to look for additional opportunities to further consolidate the fragmented traditional air travel advertising market and to achieve our mission of becoming a full-scale air travel advertising provider in China.”

Transaction Details

On July 4, 2008, AirMedia Group Inc. entered into a share purchase agreement to acquire 100% of the equity interest in Excel Lead from its owner, with the contingent consideration based on the after-tax net profit performance of Excel Lead in the second half of 2008, the full year of 2009 and 2010, respectively, up to RMB189.3 million in cash and 1,530,950 ordinary shares of AirMedia, which equal to 765,475 ADSs of AirMedia, or up to RMB275.5 million in cash only. On July 7, 2008, Beijing AirMedia Advertising Co., Ltd., a consolidated affiliate of AirMedia Group Inc., entered into a share purchase agreement to acquire 80% of the equity interest in Flying Dragon from its owners with a consideration of RMB10 million in cash.

About AirMedia Group Inc.

Unless the context indicates otherwise, “AirMedia” refers to AirMedia Group Inc., its subsidiaries and variable interest entities and variable interest entities’ subsidiaries.

AirMedia Group Inc. (Nasdaq: AMCN) operates the largest digital media network in China dedicated to air travel advertising.

AirMedia has contractual concession rights to operate digital TV screens in 53 airports, including 29 out of the 30 largest airports in China, and has contractual concession rights to place its programs on the routes operated by 9 airlines, including three largest airlines in China. In addition, AirMedia also has contractual concession rights to operate TV-attached digital frames, ranging from 46 to 50 inches, and large-size stand-alone digital frames, ranging from 63 to 70 inches, in several major airports. AirMedia also offers advertisers other media platforms in airports, such as 360-degree LED displays, mega display screens, and shuttle bus displays etc. For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and if there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to place or operate the digital TV screens in airports or on airplanes, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Investor Relations Director

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn